UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 1)

MySkin, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

62863T102
(Cusip Number)

Paul D. Enright 10235 Woodrose Lane Highlands Ranch, CO 80129 (303) 904-9296
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62863T102	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul D. Enright
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,310,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,310,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,310,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 62863T102	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value of $0.001 per share (the “Common Stock”) of MySkin, Inc., whose principal executive offices are located at 10235 Woodrose Lane, Highlands Ranch, Colorado 80129 (the “Issuer”).

Item 2.  Identity and Background.

(a)

The name of the reporting person is Paul D. Enright (the “Reporting Person”).

(b)

The business address of the Reporting Person is 10235 Woodrose Lane, Highlands Ranch, Colorado 80129.

(c)

The reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is CEO of the Issuer which is going into the medical marijuana business and its address is 10235 Woodrose Lane, Highlands Ranch, Colorado 80129.

 (d)

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The Reporting Person is a citizen of the U.S.A.

Item 3.  Source or Amount of Funds or Other Consideration.

The Reporting Person originally purchased 10,000,000 shares of Common Stock directly from NYX Capital Advisors, Inc., a major stockholder of the Issuer, for a purchase price equal to an aggregate of $75,000.  The source of the funding for this purchase was through personal funds.  These 10,000,000 shares became 40,000,000 shares on March 21, 2014, as a result of a 4 for 1 forward stock split.  On March 26, 2014, the Issuer entered into a License Agreement with three persons and acquired certain intellectual properties related to the medical marijuana business.  As part of that transaction Mr. Enright agreed to cancel a total of 38,690,000 of his shares.

Item 4.  Purpose of Transaction.

The original purpose was to acquire an equity interest in the Issuer and to become an officer and director of the Issuer.

Item 5.  Interest in Securities of the Issuer.

(a)

The Reporting Person beneficially owned an aggregate of 1,310,000 shares of Common Stock, representing 3% of the outstanding shares of Common Stock as of March 26, 2014.

(b)

The Reporting Person has the sole right to vote and dispose, or direct the disposition of, 1,310,000 shares of Common Stock beneficially owned by the Reporting Person as of March 26, 2014.

(c)

The 1,310,000 shares of Common Stock reported herein were acquired by the Reporting Person from NYX Capital Advisors, Inc. on February 27, 2014.

(d)

Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,310,000 shares of Common Stock owned by the Reporting Person on March 26, 2014.

(e)

Not applicable.

CUSIP No. 62863T102	13D	Page 4 of 4 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Enright and the former sole officer and director of the Issuer agreed that Mr. Enright would become the sole officer and director.

Item 7.  Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Paul D. Enright Paul D. Enright

April 1, 2014